June 7, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 375-2302

Ms. Nora J. Dahlman, Esq.
Managing Director, General Counsel
ACA Capital Holdings, Inc.
140 Broadway
New York, NY 10005

Re: ACA Capital Holdings, Inc.
Registration Statement on Form S-1
Filed May 10, 2006
File No. 333-133949

Dear Ms. Dahlman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It appears that the Company may be an investment company under the Investment Company Act of 1940 ("Company Act"). Please provide Susan Olson of the Division of Investment Management with a written response analyzing the Company's status as an investment company under the Company Act. If you have any questions, Susan Olson also can be reached at 202-551-6864.
2.   Please file all exhibits with your next amendment so that the staff will have time for their review.

Risk Factors

If S&P lowers the financial strength rating that it has assigned…, page 11

3.   Revise the heading so that it also discusses the financial and liquidity impact of a credit downgrade. In particular, we note your disclosure in the last paragraph.

4.   Revise this risk factor to discuss the fact that you had to raise equity capital in response to an increase in capital requirements by S&P in 2004.

Use of Proceeds, page 28

5.   Revise to clarify whether you have any specific plans for the use of the proceeds from this offering. If you do not have any specific plans, so state and discuss the reasons for the offering. Please refer to Item 504 of Regulation S-K.

Management's Discussion and Analysis, page 35

Premiums Earned, page 45

6.   Premium earned is one of the main metrics used to evaluate the performance of many of your business units. Please revise your disclosure in an appropriate portion of the prospectus to define Premium Earned.

7.   Revise this section to include management's analysis of the reason for the difference between premiums written and premiums earned in 2005 and the reason for the change between 2005 and 2004. In 2004 your premiums earned was 72% of total premiums written, while in 2005 the ratio had declined to 66%. The investor should be able to understand the movements of your key metrics as well as the relationships between those metrics and other financial measurements presented in the Management's Discussion.

Executive Compensation, page 129

8.   Please advise the staff whether the Initial Public Offering would constitute a "change of control" for the purposes of Mr. Roseman's contract.

Certain Relationships and Related Party Transactions, page 139

9.   We note the indemnity agreements with Messrs. Lacy and Jacobs described in this section; please clarify the restrictions placed on this indemnity under Delaware law.

10.   Please advise the staff how you determined that the indemnification agreements with Messrs. Lacy and Jacobs were not material contracts and therefore should not be filed under Item 601(b)(10) of Regulation S-K.

Underwriting, page 150

11.   Please provide the staff with your analysis as to how Credit Suisse Securities can act as a Qualified Institutional Underwriter under NASD Rule 2720 when that underwriter owns 3% of your shares.

12.   Please provide your analysis regarding whether Bear Stearns and Stephens Inc. will remain affiliates of ACA Capital after the offering.

Consolidated Financial Statements December 31, 2005, 2004 and 2003

General

13.   Please note the updating requirements of Rule 3-12 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies, page F-8

Investments, page F-9

14.   Please quantify for us the nature and amount of your investments in entities to which you provide financial guaranty and tell us how you account for these investments citing the authoritative accounting literature upon which you rely.

2003 Financial Statement Restatement, page F-9

15.   We note that in 2005 you determined you had not fully satisfied the contemporaneous documentation and other requirements of SFAS 133 to obtain cash flow hedge accounting treatment and restated your 2003 financial statements. Please address the following:

- Tell us and revise to disclose how you determined that a restatement of your 2004 financial statements was not required; and

- Revise your financial statements to present in a separate footnote the required disclosures and the effect of reporting the correction of an error in accordance with paragraphs 36 and 37 of APB 20.

Derivative Contracts, page F-10

16.   We note your disclosure that effective July 1, 2005 you met the documentation standards of SFAS 133 to qualify your interest rate swaps as cash flow hedges on a prospective basis. With respect to these newly designated hedges, please tell us how you determined that these hedges met the contemporaneous hedge documentation and other SFAS 133 criteria that were lacking in the three interest rate swaps that were determined in 2005 to not be eligible for cash flow hedge accounting treatment.

17.   Your disclosure that derivative contracts prior to July 1, 2005 were not designated as cash flow hedges appears to contradict your statement under '2003 Financial Statement Restatement' footnote on page F-9 that you improperly accounted for three interest rate swaps wrongly designated as cash flow hedges. Please revise to correct or advise us.

Premium Revenue Recognition – page F-11

18.   We note your disclosure that upfront premiums are earned in proportion to the expiration of risk. Please tell us and revise to disclose how expiration to risk is determined and how it impacts premium revenue recognition over the life of the contract. In the event upfront premiums are recognized in proportion to expiration of the related insured par, please state so in your revised disclosures.

19.   Please tell us whether or not your method for recognizing installment premiums on a straight-line basis over the installment period achieves the same results as your method of recognizing upfront premiums; that is recognizing the premium in proportion to expiration of risk. If so, please revise your disclosures to make this clear. If not, please tell us why you recognize revenue differently for installment premiums.

20.   We note revenues received from credit default swap contracts are included in premiums written although these contracts do not meet the scope exception in SFAS 133 afforded to certain insurance contracts and are considered derivatives. Please tell us how you determined it appropriate to include changes in the value of these swap contracts in gross premiums written, citing the authoritative literature you relied upon for your accounting.

Losses and Loss Adjustment Expenses, page F-12

21.   We note that the discount rate you use to estimate your case specific reserves is the U.S. Treasury note applicable to the term of the expected default. Please tell us how you determined that this discount rate, as opposed to the approximate rate of return or yield on the underlying investments supporting future claim payments, appropriately present values your expected loss and loss adjustment expenses ("LAE") payments, net of estimated recoveries, to estimate your case specific reserves.

Stock Compensation Plan, page F-14

22.   We note you follow the disclosure only provisions of SFAS 123 with respect to your stock compensation plans. Please revise the disclosure to include the reported and pro forma earning per share as required by paragraph 2(e)(c) of SFAS 148.

Note 4 – CDO Asset Management Business and Related Derivative Activity, page F-17

23.   We note your disclosure that funded and partially funded CDOs are considered to be issued out of VIEs from an accounting perspective. Please provide us the authoritative accounting literature you relied upon in determining that unfunded CDOs are not issued out of VIEs and accordingly did not require consolidation under FIN 46(R).

Note 21 – Segment Information, page F-40

24.   We note your reportable segment results are presented net of material inter-segment transactions. Please tell us if there are revenues from transactions with other operating segments and if so disclose such information as required by paragraph 27 of SFAS 131.

Recent Sales of Unregistered Securities, page II-2

25.   For each transaction listed in this section, please advise the staff as to the exemption from registration that you relied upon.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matthew Komar at (202) 551-3781 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Valerie Ford Jacob, Esq.
        Stuart H. Gelfond, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP
        One New York Plaza
        New York, New York 10004